Mercedes-Benz Auto Lease Trust 2016-B
Investor Report

Collection Period Ended   30-Jun-2017

Amounts in USD

Dates

Collection Period No.	9	
Collection Period (from... to)	1-Jun-2017	30-Jun-2017
Determination Date	13-Jul-2017	
Record Date	14-Jul-2017	
Payment Date	17-Jul-2017	
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2017	17-Jul-2017	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2017	15-Jun-2017	15-Jul-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	220,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	407,000,000.00	356,678,598.53	324,763,158.09	31,915,440.44	78.416316	0.797944
Class A-3 Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	95,160,000.00	95,160,000.00	95,160,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,037,160,000.00**	**766,838,598.53**	**734,923,158.09**	**31,915,440.44**		
Overcollateralization	195,353,851.10	203,364,785.43	203,364,785.43			
Total Securitization Value	**1,232,513,851.10**	**970,203,383.96**	**938,287,943.52**			
present value of lease payments	440,007,103.76	263,424,896.66	244,902,284.27			
present value of Base Residual Value	792,506,747.34	706,778,487.30	693,385,659.25			

	Amount	Percentage
Initial Overcollateralization Amount	195,353,851.10	15.85%
Target Overcollateralization Amount	203,364,785.43	16.50%
Current Overcollateralization Amount	203,364,785.43	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.150000%	341,816.99	0.839845	32,257,257.43	79.256161
Class A-3 Notes	1.350000%	354,375.00	1.125000	354,375.00	1.125000
Class A-4 Notes	1.520000%	120,536.00	1.266667	120,536.00	1.266667
Total		**816,727.99**		**$32,732,168.43**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,170,888,158.55**	**908,577,691.41**	**876,662,250.97**

Available 2016-B Collections

Lease Payments Received	17,670,826.69
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,193,107.80
Net Sales Proceeds-scheduled terminations	6,632,542.45
Excess wear and tear included in Net Sales Proceeds	35,896.17
Excess mileage included in Net Sales Proceeds	102,039.45
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	15,087.76
Total Available Collections	**39,511,564.70**

Distribution on the Exchange Note

(1) Total Servicing Fee		808,502.82
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.53%)	1,158,436.56
(3) Exchange Note Principal Distributable Amount		31,915,440.44
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		5,629,184.88
Total Distribution		**39,511,564.70**

Available Funds ABS Notes

Total Exchange Note Payments	33,073,877.00
Reserve Account Draw Amount	0.00
Total Available Funds	**33,073,877.00**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	816,727.99
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	31,915,440.44
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	341,708.57
Total Distribution	**33,073,877.00**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	808,502.82	808,502.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	816,727.99	816,727.99	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	341,816.99	341,816.99	0.00
thereof on Class A-3 Notes	354,375.00	354,375.00	0.00
thereof on Class A-4 Notes	120,536.00	120,536.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	816,727.99	816,727.99	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	31,915,440.44	31,915,440.44	0.00
Principal Distribution Amount	31,915,440.44	31,915,440.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,081,284.63
Reserve Fund Amount - Beginning Balance	3,081,284.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,114.49
minus Net Investment Earnings	1,114.49
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,081,284.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,114.49
Net Investment Earnings on the Exchange Note	
Collection Account	13,973.27
Investment Earnings for the Collection Period	15,087.76

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,232,513,851.10	29,821
Securitization Value beginning of Collection Period	970,203,383.96	25,568
Principal portion of lease payments	12,732,909.21	
Terminations- Early	12,322,014.49	
Terminations- Scheduled	5,340,195.84	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,520,320.90	
Securitization Value end of Collection Period	938,287,943.52	24,985
Pool Factor	76.13%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.11	16.15
Weighted Average Seasoning (months)	13.52	20.50
Aggregate Base Residual Value	909,542,444.43	760,436,637.10
Cumulative Turn-in Ratio		90.65%
Proportion of base prepayment assumption realized life to date		65.50%
Actual lifetime prepayment speed		0.55%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	936,227,740.60	24,930	99.78%
31-60 Days Delinquent	1,617,938.96	42	0.17%
61-90 Days Delinquent	372,237.66	11	0.04%
91-120 Days Delinquent	70,026.30	2	0.01%
Total	938,287,943.52	24,985	100.00%

Delinquency Trigger		**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.047%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,056,928.72	27	8,207,240.02	203
Liquidation Proceeds	958,023.70		6,367,284.61	
Recoveries	349,719.86		1,074,602.39	
Principal Net Credit Loss / (Gain)	(250,814.84)		765,353.02	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.315)%
Prior Collection Period	0.151 %
Second Prior Collection Period	0.080 %
Third Prior Collection Period	0.012 %
Four Month Average	(0.018)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.062%

Average Net Credit Loss / (Gain)   3,770.21

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	18,125,602.51	556	151,206,867.23	4,632
Sales Proceeds and Other Payments Received	19,624,565.68		155,727,904.40	
Residual Loss / (Gain)	(1,498,963.17)		(4,521,037.17)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.885)%
Prior Collection Period	(1.875%)
Second Prior Collection Period	(0.599%)
Third Prior Collection Period	(0.340%)
Four Month Average	(1.175)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.367)%

Average Residual Loss / (Gain)   (976.04)